EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(the “Company”)

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Re: Immediate Report - Collective Arrangement at D.B.S Satellite Services (1998) Ltd (“yes”)

Tel Aviv, Israel - March 14, 2019 - Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), announced today that further to section 5.11.3 of the Description of the Company’s Business in the Company’s 2017 Periodic Report and the update to the section in the Company's Periodic Report for Q3 2018, the Company hereby reports that its subsidiary, yes, signed a Collective Arrangement with the National Histadrut Labor Organization and the employees’ representatives, commencing June 1, 2019 until December 31, 2021 regarding streamlining and synergy procedures (“the Arrangement”). The Arrangement stipulated, inter alia, that yes will be entitled to terminate the employment of 325 employees during the Arrangement years and a one-time grant will be made to employees who are not included in the severance program. The estimated cost of the Arrangement is NIS 68 million assuming full exercise of yes’ rights to streamlining as stated above and the provision of additional financial benefits to the employees. In addition, it is stated in the Arrangement that yes may also streamline by not recruiting to replace employees whose employment have terminated.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.